Exhibit 99.1

Media Release

Planegg/Munich/Würzburg, Germany, November 11, 2020

MorphoSys and Cherry Biolabs Announce licensing of Hemibody Technology

•	The parties signed a multi-target exclusive licensing agreement for application of Cherry Biolabs’ Hemibody technology

•	Combination with MorphoSys’ antibody know-how enables discovery and development of next-generation T-cell engager molecules

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) and Cherry Biolabs GmbH, a spin-off from the University Hospital Würzburg, today announced that they entered into a licensing agreement granting MorphoSys the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. This Hemibody technology, in combination with MorphoSys’ antibody know-how and technologies, offers the potential to generate novel T-cell engaging medicines with higher precision and better safety profiles for the treatment of cancer patients. Financial details were not disclosed.

“As part of its internal research efforts, MorphoSys is continuously looking to add new cutting-edge technologies with the aim of generating differentiated, more efficacious and safer antibody-based therapeutics for its proprietary pipeline, and the licensing agreement with Cherry Biolabs is an important step towards developing new treatments for cancer patients with unmet medical needs”, commented Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “The combination of MorphoSys’ proven track record in antibody discovery and development and Cherry Biolabs’ Hemibody technology has the potential to significantly broaden therapeutic approaches and improve patients’ lives.”

“Hemibodies are antibody fragments that gain T-cell engaging capabilities after binding to an antigen combination unique to tumor cells. Through its combinatorial pro-drug design, the Hemibody platform technology bears the potential to significantly increase the specificity of cancer treatments and reduce toxicity,” added Cherry Biolabs founder and Chief Executive Officer Prof. Gernot Stuhler. “With MorphoSys, we have found a very strong and competent licensee embracing this new modality—we are confident that MorphoSys will bring this innovative concept into the clinic to make a difference for patients”.

Harnessing the body’s own immune system in the fight against a fast growing cancer is an extremely promising therapeutic approach. T-cell engaging bispecific antibodies are meant to recruit and activate T-cells and direct cytotoxic activity to the tumor cells. “Today’s T-cell engaging bispecific antibody approaches have their challenges, particularly when applied to solid cancers. The often limited specificity of the tumor target typically hampers tolerability and thereby clinical efficacy. We believe that through dual targeting and highly specific activation of the cytotoxic T-cells at the tumor site—which is what the Hemibody technology promises to provide—we will be able to take the precision and specificity of the tumor targeting concept to the next level and enable a substantially enlarged therapeutic window”, said Dr. Martin Steegmaier, Head of Research at MorphoSys.

Cherry Biolabs’ Hemibody technology was first discovered by Prof. Gernot Stuhler and Dr. Thomas Bumm at the Julius-Maximilians-University of Würzburg, Germany and is funded by the “GO-Bio Gründungsoffensive Biotechnologie” from the German Federal Ministry of Education and Research. Cherry was represented by EMBL Ventures in the negotiations to close this first, important licensing for the company.

MorphoSys intends to apply the Hemibody technology in the context of its CyCAT® (Cytotoxic Cell Activation at Tumor) Dual Targeting Concept to discover and advance novel Hemibody-based treatment options for patients with hematological and solid cancers, in line with its mission to make exceptional, innovative biopharmaceuticals to improve the lives of patients suffering from serious diseases.

About MorphoSys

MorphoSys is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of MorphoSys’ proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees.

More information at www.morphosys.com or MorphoSys-US.com.

Monjuvi® and CyCAT® are registered trademarks of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

About Cherry Biolabs

Cherry Biolabs is a spin-off from the University Hospital Würzburg. The company holds the exclusive license for the Hemibody platform technology granted by the University Würzburg. Cherry Biolabs’ lead program is a Hemibody pair designed to eliminate Multiple Myeloma. The company seeks to build an internal drug pipeline and to license out the technology on a target-specific basis. The program to develop the Hemibody technology was funded by the “Bavarian m4 Award”, the “GO-Bio Gründungsoffensive Biotechnologie” from the German Federal Ministry of Education and Research, the Comprehensive Cancer Center Mainfranken (CCC) in Würzburg and the society “Hilfe im Kampf gegen Krebs e.V.”

More information at www.cherrybiolabs.com

About EMBL Ventures

EMBL Ventures is the venture arm of the EMBL, a scientific institution with 6 sites in Europe. We manage life science investments, develop strategies for start-up’s and small- to mid-size players including interims-management and offer consulting for life science companies.

More information at www.embl-ventures.com

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies including regarding MorphoSys’ licensing agreement with Cherry Biolabs. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys
Media Contacts: Sophie Petersen Senior Specialist Tel: +49 (0)89 / 89927 26033 sophie.petersen@morphosys.com	Investor Contact: Dr. Julia Neugebauer Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com Cherry Biolabs Gernot Stuhler Founder & CEO Tel. +49 931 201 444 23 info@cherrybiolabs.com